Exhibit 99.5

FORBEARANCE AGREEMENT, CONSENT AND FIFTH AMENDMENT TO

LOAN AND SECURITY AGREEMENT

THIS FORBEARANCE AGREEMENT, CONSENT AND FIFTH AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of November 12, 2024, by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA  22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 thereof or otherwise a party thereto from time to time (each a “Lender” and collectively, the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”), and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”).

A.            Collateral Agent, Borrower and Lenders have entered into that certain Loan and Security Agreement dated as of January 31, 2022, as amended by that certain First Amendment to Loan and Security Agreement dated as of July 28, 2022, as amended by that certain Second Amendment to Loan and Security Agreement dated as of April 30, 2023, as amended by that certain Third Amendment to Loan and Security Agreement dated as of November 1, 2023, and as amended by that certain Limited Waiver, Consent and Fourth Amendment to Loan and Security Agreement dated as of May 12, 2024 (as further amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof;

B.            Events of Default have occurred and are continuing under (i) Section 8.2(a) of the Loan Agreement based on Borrower’s failure to comply with its obligations set forth in Schedule 1 to Section 6.15 of the Loan Agreement as Borrower has not, on or before June 15, 2024, executed a non-binding term sheet for a strategic transaction for the acquisition of Parent on terms acceptable to Collateral Agent and Lenders; (ii) Section 8.2(a) of the Loan Agreement based on Borrower’s failure to comply with its obligations set forth in Schedule 1 to Section 6.15 of the Loan Agreement as Borrower has not, on or before July 15, 2024, executed and publicly announced a definitive agreement with respect to such strategic transaction on terms acceptable to Collateral Agent and Lenders; (iii) Section 8.2(a) of the Loan Agreement based on Borrower’s failure to comply with its obligations set forth in Section 6.15 of the Loan Agreement to enter into an engagement with a chief restructuring/transformation officer for the purpose of maximizing Borrower’s ability to reach and maintain positive cash flow and the closing of a strategic transaction with the terms of such engagement acceptable to Collateral Agent as outlined to Borrower via an email from Collateral Agent’s counsel to Borrower’s counsel on June 3, 2024, re-affirmed with Borrower during a call with Borrower, Collateral Agent and counsel for both Borrower and Collateral Agent on June 5, 2024 and with Borrower’s acceptance of such approach during such call; and Oxford has asserted that Events of Default have occurred and are continuing under (y) Section 8.2(a) of the Loan Agreement based on Borrower’s failure to provide information reasonably requested by Collateral Agent pursuant to Section 6.2(a)(ix) on multiple occasions, including, without limitation, (A) Borrower’s failure to provide reasonably detailed information regarding the strategic transaction as requested by Collateral Agent via emails from Collateral Agent’s counsel to Borrower’s counsel on May 30, 2024 and again on June 7, 2024, and (B) Borrower’s failure to confirm if it had already executed an agreement for the engagement of a chief restructuring/transformation officer as requested by Collateral Agent via emails from Collateral Agent’s counsel to Borrower’s counsel on June 6, 2024 and June 7, 2024 and (z) Section 8.2(b) of the Loan Agreement based on Parent’s failure to comply with its obligations set forth in Section 4.1 of that certain Assignment of Receivables Agreement dated December 11, 2023 between Parent and Agent (the “Saudi Security Agreement”), including Parent’s failure to (A) inform Genomics Innovations Company Limited (“Genomics”) of the assignment contemplated by the Saudi Security Agreement by providing to it a notice duly signed by Parent in substantially the form attached to the Saudi Security Agreement (the “Saudi Notice”), and (B) procure that Genomics sign and return to Oxford an acknowledgment of the Saudi Security Agreement on the same date that the Saudi Notice is provided to Genomics (together, the “Existing Events of Default”);

C.            Borrower has requested that Collateral Agent and Lenders forbear from exercising their rights and remedies against Borrower in connection with the Existing Events of Default during the Forbearance Period (as defined below). Although Collateral Agent and Lenders are not under any obligation to do so, Collateral Agent and Lenders hereby agree to forbear from exercising their rights and remedies against Borrower during the Forbearance Period on the terms and conditions set forth in this Amendment, so long as Borrower complies with the terms, covenants and conditions set forth in this Amendment;

D.            Borrower desires that Parent enter into that certain Share Purchase Agreement to be dated on or about the date hereof by and among Parent and Charme IV, an Italian fund represented by Charme Capital Partners Limited and registered in England and Wales (the “Buyer”) (together with all exhibits and schedules thereto, in substantially the form attached hereto as Exhibit A and as the same may be amended to the extent permitted by Section 3 hereof, the “Charme SPA”);

E.            Borrower desires that Centogene Germany enter into that certain Short Term Loan Facility Agreement to be dated on or about the date hereof by and between Centogene Germany and Genomics (together with all exhibits and schedules thereto, in substantially the form attached hereto as Exhibit B and as the same may be amended to the extent permitted by Section 3 hereof, the “Short Term Loan Facility”);

F.            Section 7.1 of the Loan Agreement requires Borrower to obtain the consent of Collateral Agent and Required Lenders to enter into the Charme SPA and Sections 7.4 and 7.5 of the Loan Agreement requires Borrower to obtain the consent of Collateral Agent and Required Lenders to enter into the Short Term Loan Facility and consummate the transaction contemplated thereby and Borrower has requested that Collateral Agent and Required Lenders provide such consent, and Collateral Agent and Required Lenders have agreed to provide such consent subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein;

G.            Borrower has requested that Collateral Agent and the Required Lenders modify certain provisions of the Loan Agreement; and

H.            Collateral Agent and the Required Lenders have agreed to amend certain provisions of the Loan Agreement, subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein.

Agreement

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, the Required Lenders and Collateral Agent hereby agree as follows:

1.            Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Loan Agreement.

2.            Forbearance. Subject to all the terms and conditions set forth herein, Collateral Agent and each Lender hereby agree to forbear from filing any legal action or instituting or enforcing any rights and remedies against Borrower (including, without limitation, accelerating the date on which any payment is due) from the date first set forth above (the “Forbearance Effective Date”) until the date which is the earliest to occur of (a) the occurrence after the date hereof of any Specified Event of Default and (b) the Outside Date (as defined below) (the earliest such date, the “Forbearance Termination Date”). This Amendment does not otherwise constitute a waiver or release by Collateral Agent and Lenders of any obligations of Borrower pursuant to the Loan Documents of the Existing Events of Default, any other existing Event of Default or any Event of Default which may arise in the future after the date of execution of this Amendment. Borrower understands that Collateral Agent and Lenders have made no commitment and are under no obligation whatsoever to grant any additional extensions of time at the end of the Forbearance Period. The time period between the Forbearance Effective Date and the Forbearance Termination Date is referred to herein as the “Forbearance Period.” The defined term “Outside Date” means the earliest of (i) March 31, 2025 or such later date as agreed to in writing by Collateral Agent in its sole discretion, (ii) if the EGM Condition (as defined in the Charme SPA) is not satisfied, the date of the EGM, and (iii) the date that the Charme SPA is terminated either by Buyer or Parent.

3.            Consent. Subject to the terms and conditions hereof, Collateral Agent and Required Lenders hereby consent to the execution, delivery and performance of the Charme SPA in substantially the form attached hereto as Exhibit A and consummation of the transactions contemplated thereby. Any amendment to the Charme SPA, including any exhibit or schedule thereto, or written waiver of any condition contained therein, that is adverse to Borrower or Lenders in any material respect, or could reasonably be expected to be adverse to Borrower or Lenders in any material respect, shall require the prior written approval of Collateral Agent and Required Lenders. Subject to the terms and conditions hereof, Collateral Agent and Required Lenders hereby consent to the execution, delivery and performance of the Short Term Loan Facility in substantially the form attached hereto as Exhibit B and consummation of the transactions contemplated thereby. Any amendment to the Short Term Loan Facility, including any exhibit or schedule thereto, or written waiver of any condition contained therein, that is adverse to Borrower or Lenders in any material respect, or could reasonably be expected to be adverse to Borrower or Lenders in any material respect, shall require the prior written approval of Collateral Agent and Required Lenders. Borrower’s Indebtedness pursuant to the Short Term Loan Facility shall be Subordinated Debt.

4.            Limitation of Consent. Except for the consent set forth in Section 3 above, Collateral Agent and the Lenders have not consented to, and are not consenting to, any other transaction or action or inaction in violation of the Loan Agreement or any other Loan Document. The consent set forth in Section 3 above is effective for the purposes set forth therein and shall be limited precisely as written and shall not (a) be deemed to be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, including, without limitation, a waiver of any default or Event of Default under the Loan Agreement resulting from Borrower’s failure to consummate the transactions contemplated by the Charme SPA, (b) limit or impair Collateral Agent’s or any Lender’s right to demand strict performance of all other covenants, or (c) prejudice any right, remedy or obligation which Collateral Agent, Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document.

5.            Amendments to Loan Agreement.

5.1           Section 2.2(b) (Repayment). Section 2.2(b) of the Loan Agreement is hereby amended and restated as follows:

“(b)          Repayment. Borrower shall make monthly payments of interest only commencing on the first (1st) Payment Date following the Funding Date of each Term Loan, and continuing on the Payment Date of each successive month thereafter through and including the Payment Date immediately preceding the Amortization Date. Borrower agrees to pay, on the Funding Date of each Term Loan, any initial partial monthly interest payment otherwise due for the period between the Funding Date of such Term Loan and the first Payment Date thereof. Commencing on the Amortization Date, and continuing on the Payment Date of each month thereafter, Borrower shall make consecutive equal monthly payments of principal, together with applicable interest, in arrears, to each Lender, as calculated by Collateral Agent (which calculations shall be deemed correct absent manifest error) based upon: (1) the amount of such Lender’s Term Loan, (2) the effective rate of interest, as determined in Section 2.3(a), and (3) a repayment schedule equal to (A) nineteen (19) months (but with twenty (20) payments to account for the payments on January 1, 2028 and January 29, 2028) if the Amortization Date is July 1, 2026 and (B) twelve (12) months (but with thirteen (13) payments to account for the payments on January 1, 2028 and January 29, 2028) if the Amortization Date is February 1, 2027. All unpaid principal and accrued and unpaid interest with respect to each Term Loan is due and payable in full on the Maturity Date. Each Term Loan may only be prepaid in accordance with Sections 2.2(c) and 2.2(d). Notwithstanding anything herein to the contrary, on each of the Payment Dates of December 1, 2024, January 1, 2025, February 1, 2025 and March 1, 2025, respectively, the Borrower’s interest payment due on such Payment Date shall be paid-in-kind, and not in cash, on such Payment Date by adding the amount of interest due on such Payment Date to the then outstanding principal balance of the Term Loans on such Payment Date so as to increase the outstanding principal balance of the Term Loans on such Payment Date.”

5.2           Section 6.15 (Financial Consultancy Engagements). The last sentence of Section 6.15 of the Loan Agreement is hereby deleted.

5.3           Section 6.16 (CRO Matters). New Section 6.16 is hereby added after Section 6.15 of the Loan Agreement as follows:

“Section 6.16 (CRO Matters). (a) Allow Collateral Agent full and direct communication with the CRO at all times pursuant to the terms of the CRO Contract, (b) upon written request by Oxford, to the extent applicable, inform Oxford of the reasoning for disregarding the CRO’s recommendations and/or concerns with respect to such management decisions related to strategic corporate transactions and/or restructuring-related transaction, and (c) comply with all other requirements under the CRO Contract, the Power of Attorney and the CRO Service Agreement promptly and in accordance with the terms thereof and in particular ensure that the CRO can act independently to the extent foreseen under the CRO Contract, the Power of Attorney and/or the CRO Service Agreement and has the rights which are required for the proper performance of the tasks that the CRO has assumed, including, without limitation, being empowered to make executive decisions in line with such agreements (if necessary).”

5.4          Section 6.17 (Absence of Key Person). New Section 6.17 is hereby added after Section 6.16 of the Loan Agreement as follows:

“Section 6.17 (Absence of Key Person). In the event that any Key Person of Borrower will be (or is likely to be) absent for more than five (5) consecutive Business Days, whether due to vacation, leave, illness or otherwise, Borrower shall use commercially reasonable efforts to provide prompt written notice to Collateral Agent of such anticipated absence upon obtaining knowledge thereof.”

5.5          Section 6.18 (Charme SPA). New Section 6.18 is hereby added after Section 6.17 of the Loan Agreement as follows:

“Section 6.18 (Charme SPA). Borrower shall comply in all material respects with the terms of the Charme SPA and the closing of the transactions contemplated by the Charme SPA shall occur no later than March 31, 2025 or such later date as agreed to in writing by the Collateral Agent in its sole discretion.”

5.6          Section 7.13 (CRO Matters). New Section 7.13 is hereby added after Section 7.12 of the Loan Agreement as follows:

“Section 7.13 (CRO Matters and Financial Consultancy Matters). Amend, revoke, withdraw, terminate, annul, dissolve or take any similar action with respect to the terms of (a) the CRO Contract, (b) the Power of Attorney (as defined in the CRO Contract) granted to the CRO pursuant to the terms of the CRO Contract and (c) the CRO Service Agreement; provided, however, Borrower may, pursuant to and in accordance with the terms of the CRO Contract, the Power of Attorney and the CRO Service Agreement, (i) replace the CRO so long as a new CRO acceptable to Collateral Agent is appointed promptly (but in no event more than three (3) Business Days) at the time of such replacement, (ii) amend the scope of the duties of the CRO (or any replacement of the CRO), (iii) revoke the Power of Attorney (so long as a new Power of Attorney is granted to the replacement CRO promptly (but in no event more than three (3) Business Days) at the time of such replacement), and (iv) terminate the CRO Service Agreement (so long as a new CRO Service Agreement is entered into with the replacement CRO promptly (but in no event more than three (3) Business Days) at the time of such replacement). Amend, revoke, withdraw, terminate, annul, dissolve or taken any similar action with respect to any agreement between Borrower and Oliver Wyman; provided, however, from and after October 22, 2024, the scope of services under such agreement may be modified so as to reduce the fees owed to Oliver Wyman to approximately €120,000 per month.”

5.7          Section 7.14 (Bonus and Severance Payments; Agreements). New Section 7.14 is hereby added after Section 7.13 of the Loan Agreement as follows:

“Section 7.14 (Bonus and Severance Payments; Agreements). (a) Pay any bonuses to, or increase the compensation, including any bonus or severance amounts, of, any employee or independent contractor of Borrower or any of its Subsidiaries; provided, however, Borrower may continue to pay commissions to the sales personnel of Borrower in accordance with Borrower’s commission agreements in effect as of the Fifth Amendment Effective Date, (b) pay any severance or similar compensation to the Chief Executive Officer, Chief Financial Officer or Chief Medical Officer of Borrower or any of its Subsidiaries, or (c)(i) amend any employment agreement or consulting agreement of any member of the executive management team of Borrower or any of its Subsidiaries that is in effect as of the Fifth Amendment Effective Date or (ii) enter into any new employment agreement or consulting agreement with any existing or prospective member of the executive management team of Borrower or any of its Subsidiaries after the Fifth Amendment Effective Date; provided that, notwithstanding anything to the contrary set forth herein, this Section 7.14 shall not restrict the payment of any bonus, compensation or severance to the extent required by applicable law or committed to be paid by any agreement between any member of the executive management team of Borrower or any of its Subsidiaries and any Borrower or any of its Subsidiaries that is executed and in effect prior to the Fifth Amendment Effective Date.”

5.8          Section 8.2(a) (Covenant Default). Section 8.2(a) of the Loan Agreement is hereby amended and restated as follows:

“(a)      Borrower or any of its Subsidiaries fails or neglects to perform any obligation in Sections 6.2 (Financial Statements, Reports, Certificates), 6.4 (Taxes), 6.5 (Insurance), 6.6 (Operating Accounts), 6.7 (Protection of Intellectual Property Rights), 6.9 (Notice of Litigation and Default), 6.10 (Financial Covenant), 6.11 (Landlord Waivers; Bailee Waivers), 6.12 (Creation/Acquisition of Subsidiaries), 6.15 (Financial Consultancy Engagements), 6.16 (CRO Matters), 6.17 (Absence of Key Person), 6.18 (Charme SPA) or Borrower violates any covenant in Section 7; or”.

5.9          Section 13 (Definitions). The following terms and their respective definitions are hereby amended and restated in their entirety in Section 13.1 of the Loan Agreement as follows:

“Key Person” is each of Parent’s (i) Chief Executive Officer, who is Kim Stratton as of the Fifth Amendment Effective Date, (ii) [reserved], (iii) Chief Medical and Genomic Officer, who is Prof. Peter Bauer, M.D. as of the Fifth Amendment Effective Date, (iv) Chief Commercial Officer, who is Ian Rentsch as of the Fifth Amendment Effective Date, and (v) Chief Restructuring Officer, who is Thomas Wiedermann as of the Fifth Amendment Effective Date.

5.10        Section 13 (Definitions). The following terms and their respective definitions are added to Section 13.1 of the Loan Agreement in appropriate alphabetical order as follows:

“Charme SPA” has the meaning set forth in the Fifth Amendment.

“CRO” means the Chief Restructuring Officer of Borrower, who initially shall be Thomas Wiedermann.

“CRO Contract” is that certain Manager-Leasing Contract dated as of August 11, 2024 among Parent, Centogene Germany and Atreus Interim Management GmbH, which replaces, in its entirety, that certain Manager-Leasing Contract dated as of June 4, 2024.

“CRO Service Agreement” is that certain Service Agreement dated as of August 18, 2024 between Parent and the CRO.

“Fifth Amendment” is that certain Forbearance Agreement, Consent and Fifth Amendment to Loan and Security Agreement dated as of the Fifth Amendment Effective Date by and among Collateral Agent, the Lenders party thereto and Borrower.

“Fifth Amendment Effective Date” is November 12, 2024.

“Specified Events of Default” means each Event of Default specified in the following Sections of this Agreement: (a) Section 8.1 (Payment Default), Section 8.3 (Material Adverse Change), Section 8.5 (Insolvency) and (b) any other Section in Article 8 but only if Collateral Agent and Lenders determine, reasonably and in good faith, that such Event of Default is material or could reasonably be expected to become material.

6.            Limitation of Forbearance and Amendments.

6.1           The forbearance set forth in Section 2 above and the amendments set forth in Section 5 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, as amended hereby.

6.2           This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

7.            Representations and Warranties. To induce Collateral Agent and Required Lenders to enter into this Amendment, Borrower hereby represents and warrants to Collateral Agent and Required Lenders as follows:

7.1           Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date) and (b) other than the Existing Events of Default, no Event of Default has occurred and is continuing;

7.2           No Event of Default has occurred and is continuing under the PIC Transaction Documents;

7.3           Borrower has the power and due authority to execute and deliver this Amendment and to perform its obligations under the Loan Agreement, as amended by this Amendment;

7.4           The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by or on behalf of the Borrower to Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

7.5           The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not contravene (i) any material law or regulation binding on or affecting Borrower, (ii) any material contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

7.6           The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made; and

7.7           This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

8.            Loan Document. Borrower, Lenders and Collateral Agent agree that this Amendment shall be a Loan Document. Except as expressly set forth herein, the Loan Agreement and the other Loan Documents shall continue in full force and effect without alteration or amendment. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

9.            Release by Borrower.

9.1          FOR GOOD AND VALUABLE CONSIDERATION, Borrower hereby forever relieves, releases, and discharges Collateral Agent and each Lender and their respective present or former employees, officers, directors, agents, representatives, attorneys, and each of them, from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses, actions and causes of action, of every type, kind, nature, description or character whatsoever, whether known or unknown, suspected or unsuspected, absolute or contingent, arising out of or in any manner whatsoever connected with or related to facts, circumstances, issues, controversies or claims existing or arising from the beginning of time through and including the date of execution of this Amendment solely to the extent such claims arise out of or are in any manner whatsoever connected with or related to the Loan Documents, the Recitals hereto, any instruments, agreements or documents executed in connection with any of the foregoing or the origination, negotiation, administration, servicing and/or enforcement of any of the foregoing (collectively “Released Claims”).

9.2          By entering into this release, Borrower recognizes that no facts or representations are ever absolutely certain and it may hereafter discover facts in addition to or different from those which it presently knows or believes to be true, but that it is the intention of Borrower hereby to fully, finally and forever settle and release all matters, disputes and differences, known or unknown, suspected or unsuspected in relation to the Released Claims; accordingly, if Borrower should subsequently discover that any fact that it relied upon in entering into this release was untrue, or that any understanding of the facts was incorrect, Borrower shall not be entitled to set aside this release by reason thereof, regardless of any claim of mistake of fact or law or any other circumstances whatsoever. Borrower acknowledges that it is not relying upon and has not relied upon any representation or statement made by Collateral Agent or Lenders with respect to the facts underlying this release or with regard to any of such party’s rights or asserted rights.

9.3            This release may be pleaded as a full and complete defense and/or as a cross-complaint or counterclaim against any action, suit, or other proceeding that may be instituted, prosecuted or attempted in breach of this release. Borrower acknowledges that the release contained herein constitutes a material inducement to Collateral Agent and Lenders to enter into this Amendment, and that Collateral Agent and Lenders would not have done so but for Collateral Agent’s and Lenders’ expectation that such release is valid and enforceable in all events.

10.          Effectiveness. This Amendment shall be effective as of the date hereof upon Collateral Agent’s receipt of fully executed copies of (i) this Amendment, (ii) the Charme SPA, (iii) the Short Term Loan Facility and (iv) a subordination agreement between Genomics and Collateral Agent in substantially the same form as the PIC Subordination Agreement with respect to the Short Term Loan Facility.

11.          Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Delivery by electronic transmission (e.g. “.pdf”) of an executed counterpart of this Amendment shall be effective as a manually executed counterpart signature thereof.

12.          Governing Law. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first set forth above.

BORROWER:

CENTOGENE N.V.

By	/s/ K. N. Stratton
Name:	K.N. Stratton
Title:	CEO

CENTOGENE GMBH

By	/s/ Dr. Peter Bauer
Name:	Dr. Peter Bauer
Title:	Chief Medical and Genomic Officer

CENTOSAFE B.V.

By	/s/ Alberto Cocheteux Moldes
Name:	Alberto Cocheteux Moldes
Title:	V.P. Finance, External Reporting

CENTOGENE US, LLC

By	/s/ Mario D’ Alessandro
Name:	Mario D’Alessandro
Title:	Manager

[Signature Page to Forbearance Agreement, Consent and Fifth Amendment to LSA]

COLLATERAL AGENT:

OXFORD FINANCE LLC

By	/s/ Colette H. Featherly
Name:	Colette H. Featherly
Title:	Senior Vice President

LENDERS:

OXFORD FINANCE CREDIT FUND II LP
By: Oxford Finance Advisors, LLC, as manager

By:	/s/ Colette H. Featherly
Name:	Colette H. Featherly
Title:	Senior Vice President

OXFORD FINANCE CREDIT FUND III LP
By: Oxford Finance Advisors, LLC, as manager

By:	/s/ Colette H. Featherly
Name:	Colette H. Featherly
Title:	Senior Vice President

[Signature Page to Forbearance Agreement, Consent and Fifth Amendment to LSA]

Exhibit A

Charme SPA